Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of DHT Holdings, Inc. for the registration of common shares, preferred shares, warrants, and rights and to the incorporation by reference therein of our reports dated March 23, 2023, with respect to the consolidated financial statements of DHT Holdings, Inc., and the effectiveness of internal control over financial reporting of DHT Holdings, Inc. included in its Annual Report (Form 20-F) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AS

Oslo, Norway

March 23, 2023